WNS Appoints Alok Misra as Group Chief Financial Officer

Mumbai, India, and New York, February 5, 2008—WNS (Holdings) Limited (NYSE:WNS), the parent company of WNS Global Services, a leading global business process outsourcing (“BPO”) provider, today announced the appointment of Alok Misra, as Group Chief Financial Officer with effect from February 18, 2008.

“We are delighted to have Alok Misra join our senior management team. Alok is an accomplished finance professional with eighteen years of public company experience, with a track record in the BPO industry. We see Alok playing a critical role in WNS’ continuing growth as a leading global BPO company,” said Neeraj Bhargava, Group Chief Executive Officer.

Alok Misra joins WNS after holding the Group CFO position at MphasiS, an Electronic Data Systems Corp (“EDS”) where he has been a key member of the leadership team for the last seven years and helped grow the organization in that period into one of the larger players in the information technology and BPO industry including the strategic alignment with EDS.

Prior to MphasiS, Alok worked with ITC Limited, where his last assignment was as the Financial Controller of a US$110 million project involving the relocation of ITC’s factory at Bangalore, India.

He is a frequent speaker at industry events and CFO forums and is a Fellow of the Institute of Chartered Accountants of India.

Alok holds an honors degree in Commerce from Calcutta University and has been a rank holder throughout his academic career with several merit scholarships.

About WNS

WNS is a leading global Business Process Outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to leading companies in the world. With over 17,000 employees, WNS is passionate about building a market leading company valued by our clients, employees, business partners, investors and communities. Our home page is www.wnsgs.com.

Safe Harbor Statement under the provision of the United states Private Securities Litigation Reform Act of 1995

This release contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Those statements include estimates of the benefits of the proposed expansions and future plans of the company. We caution you that the reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions can prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to: technological innovations; telecommunications or technology disruptions, future regulatory actions and conditions in our operating areas; our dependence on  a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reactions in the U.S. or U.K. to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions; our ability to successfully consummate strategic acquisitions; and other risks described form time to time in our SEC filings, including our annual report for our fiscal year ended March 31, 2007 on Form 20-F filed on June 26, 2007.

-ENDS-

For further information contact:
Pranav Kumar
Gutenberg Communications
Tel::+ 91-11- 41324969
Email: pranav@gutenbergpr.com